May 26, 2021

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Dillon Hagius
Laura Crotty
David Burton
Kate Tillan

Re:	Artius Acquisition Inc.
Registration Statement on Form S-4, as amended
File No. 333-254012

Dear Mr. Hagius, Ms. Crotty, Mr. Burton and Ms. Tillan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Artius Acquisition Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-254012) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on May 27, 2021, or as soon as practicable thereafter. The Company hereby authorizes Paul J. Shim of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Shim at +1 212 225-2930 and that such effectiveness also be confirmed in writing.

Very truly yours,

Artius Acquisition Inc.

By:	/s/ Boon Sim
	Name:	Boon Sim
	Title:	Chief Executive Officer and Chief Financial Officer

cc:	Charles Drucker

      Artius Acquisition Inc.

Paul J. Shim

Adam J. Brenneman

      Cleary Gottlieb Steen & Hamilton LLP

Joshua Lee

      Micromidas, Inc.

Matthew P. Dubofsky

John T. McKenna

Peter H. Werner

Garth Osterman

      Cooley LLP